Via Facsimile and U.S. Mail
Mail Stop 6010

April 1, 2009

Mr. Juan J. Román
Triple-S Management Corporation
1441 F.D. Roosevelt Avenue
San Juan, Puerto Rico

      Re: **Triple-S Management Corporation**
              Item 4.01 Form 8-K filed March 3, 2009
              Item 4.01 Form 8-K/A1 filed March 18, 2009
              Item 4.01 8-K filed March 30, 2009
              Item 4.01 8-K/A2 filed March 31, 2009
              File No. 001-33865

Dear Mr. Román:

      We have completed our review of your Item 4.01 Form 8-K and related filings and have no further comments at this time.

              Sincerely,

              Gus Rodriguez
              Accounting Branch Chief